Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-172511
June 10, 2013

Issuer:	Wisconsin Electric Power Company

Security:	1.70% Debentures due June 15, 2018

Principal Amount:	$250,000,000

Maturity:	June 15, 2018

Coupon:	1.70%

Initial Price to Public:	100.000% per Debenture

Yield to Maturity:	1.70%

Spread to Benchmark Treasury:	+58 basis points

Benchmark Treasury:	1.000% due May 31, 2018

Benchmark Treasury Yield:	1.120%

Interest Payment Dates:	June 15th and December 15th, commencing December 15, 2013

Redemption Provisions:

At any time prior to May 15, 2018 (the date that is one month prior to the maturity date), the debentures will be redeemable in whole or in part from time to time, at a “make-whole” redemption price equal to the greater of (a) 100% of the principal amount of the debentures being redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus accrued interest to, but not including, the redemption date. At any time on or after May 15, 2018, the debentures may be redeemed, in whole or in part from time to time, at 100% of the principal amount being redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

Expected Settlement:	T+3; June 13, 2013

Expected Ratings*:	A2/A-/A+ (Moody’s/S&P/Fitch)

CUSIP/ISIN:	976656CF3 / US976656CF33

Joint Book-Running Managers:	J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Wells Fargo Securities, LLC

Co-Manager:	Blaylock Robert Van, LLC

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.